SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 2


                                 InterTAN, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   461120 10 7
         --------------------------------------------------------------
                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 11, 2003
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                                 --------------------
CUSIP No. 461120 10 7             SCHEDULE 13D              Page 2 of 13
---------------------------                                 --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Liberation Investments L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         687,500
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      687,500
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       687,500
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN
--------------------------------------------------------------------------------

---------------------------                                 --------------------
CUSIP No. 461120 10 7             SCHEDULE 13D              Page 3 of 13
---------------------------                                 --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Liberation Investments Ltd.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         403,667
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      403,667
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       403,667
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO
--------------------------------------------------------------------------------

---------------------------                                 --------------------
CUSIP No. 461120 10 7             SCHEDULE 13D              Page 4 of 13
---------------------------                                 --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Liberation Investment Group, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         1,091,167
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      1,091,167
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,091,167
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO,IA
--------------------------------------------------------------------------------

---------------------------                                 --------------------
CUSIP No. 461120 10 7             SCHEDULE 13D              Page 5 of 13
---------------------------                                 --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Emanuel R. Pearlman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         1,091,167
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      1,091,167
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,091,167
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN, HC
--------------------------------------------------------------------------------

---------------------------                                 --------------------
CUSIP No. 461120 10 7             SCHEDULE 13D              Page 6 of 13
---------------------------                                 --------------------


INTRODUCTION

      This Amendment No. 2 relates to the Schedule 13D filed on behalf of (i) Liberation Investments, L.P., a Delaware limited partnership ("LILP"); (ii) Liberation Investments Ltd. ("LILtd"), a private offshore investment corporation; (iii) Liberation Investment Group LLC ("LIGLLC"), a Delaware limited liability company and general partner of LILP and discretionary investment adviser to LILtd; and (iv) Emanuel R. Pearlman, as General Manager, Chief Investment Officer and majority member of LIGLLC (collectively, the "Reporting Persons"), with the Securities and Exchange Commission on August 7, 2003, as amended by Amendment No. 1 filed on August 26, 2003 (the "Schedule 13D"). Items 4, 5 and 7 of the Schedule 13D are amended and supplemented as follows:

Item 4.     Purpose of Transaction.

      The Reporting Persons have delivered a letter, dated September 10, 2003, to the Company, responding to the Company's September 5, 2003 letter pursuant to which the Company invited representatives of the Reporting Persons and the Reporting Persons' board nominees to meet with the Company's senior management and outside advisors. At the meeting, the Company proposes to make a presentation detailing its efforts regarding a sale of the Company or a conversion of the Company to a Canadian income trust. A copy of the Reporting Persons' September 10, 2003 letter is attached hereto as Exhibit 6.

Item 5.     Interest in Securities of the Issuer.

            (a) As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

            (i) LILP beneficially owns 687,500 shares of Common Stock and is the beneficial owner of 3.3% of the Common Stock.

            (ii) LILtd beneficially owns 403,667 shares of Common Stock and is the beneficial owner of 2.0% of the Common Stock.

            (iii) LIGLLC, as the sole general partner of LILP and the sole investment advisor to LILtd, beneficially owns 1,091,167 shares of Common Stock and is the beneficial owner of 5.3% of the Common Stock.

            (iv) Mr. Pearlman, as the majority member and General Manager of LIGLLC, beneficially owns 1,091,167 shares of Stock and is the beneficial owner of 5.3% of the Common Stock.

      The Reporting Persons in the aggregate may be deemed to own an aggregate of 5.3% of the Common Stock.

---------------------------                                 --------------------
CUSIP No. 461120 10 7             SCHEDULE 13D              Page 7 of 13
---------------------------                                 --------------------


            (b) The table below sets forth for each Reporting Person, the numbers of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.


                         LILP        LILTD        LIGLLC        Mr.
                         ----        -----        ------        ---
                                                             Pearlman
                                                             --------

Sole Power to             0            0            0            0
Vote/ Direct Vote

Shared Power to        687,500      403,667     1,091,167    1,091,167
Vote/ Direct Vote

Sole Power to             0            0            0            0
Dispose/ Direct
Disposition

Shared Power to        687,500      406,667     1,091,167    1,091,167
Dispose/ Direct
Disposition


            (c) There have been no purchases or sales of the Company's stock by the Reporting Persons within the last sixty days, except that:

            (1) On August 29, 2003, (i) LILP purchased 15,750 shares of Common Stock on the open market, at a price of $9.35 per share, and (ii) LILtd purchased 9,250 shares of Common Stock on the open market, at a price of $9.35 per share.

            (d) No person other than each respective owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

            (e) Not applicable.

Item 7.     Materials to be Filed as Exhibits.

EXHIBIT 6 Letter dated September 10, 2003, from the Reporting Persons to InterTAN, Inc.

EXHIBIT 7   Press Release, dated September 11, 2003.

---------------------------                                 --------------------
CUSIP No. 461120 10 7             SCHEDULE 13D              Page 8 of 13
---------------------------                                 --------------------


Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      September 11, 2003


LIBERATION INVESTMENTS, L.P.
By:  Liberation Investment Group LLC, general partner

By:  /s/ Emanuel R. Pearlman
     ----------------------------
     Emanuel R. Pearlman
     General Manager

LIBERATION INVESTMENTS LTD.

By:  /s/ Emanuel R. Pearlman
     ----------------------------
     Emanuel R. Pearlman
     Director

LIBERATION INVESTMENT GROUP LLC

By:  /s/ Emanuel R. Pearlman
     ----------------------------
     Emanuel R. Pearlman
     General Manager

Emanuel R. Pearlman

/s/ Emanuel R. Pearlman
---------------------------------